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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            CANISCO RESOURCES, INC.

                           (Name of Subject Company)

                            CANISCO RESOURCES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE

                         (Title of Class of Securities)

                                  137587-10-1

                     (CUSIP Number of Class of Securities)

                                 TED MANSFIELD
                         300 DELAWARE AVENUE, SUITE 714
                           WILMINGTON, DELAWARE 19801
                            TELEPHONE: 302-777-5050
                            FACSIMILE: 302-777-5409

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                            WILLIAM MOREHOUSE, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                                1650 ARCH STREET
                                   22ND FLOOR
                          PHILADELPHIA, PA 19103-2097
                            TELEPHONE: 215-977-2000
                            FACSIMILE: 215-977-2740

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Canisco Resources, Inc., a Delaware corporation (the "Company"), and the address and phone number of its principal executive offices are 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801, (302) 777-5050. The title of the class of equity securities to which this statement relates is the common stock, par value $.0025 per share, of the Company (the "Shares"). As of July 14, 2000 there were 2,536,565 Shares issued and outstanding. In addition, there were options outstanding exercisable for an aggregate of 103,875 Shares and warrants outstanding that are currently not exercisable to acquire an aggregate of 110,000 Shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    This Schedule 14D-9 relates to a tender offer by Canisco Acquisition, Inc., a Delaware corporation ("Merger Subsidiary") which is an indirect wholly owned subsidiary of Kenny Industrial Services, L.L.C., a Delaware limited liability company ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated July 17, 2000 (the "Schedule TO") to purchase all the outstanding Shares, at a price of $1.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2000, as amended as of July 10, 2000 (the "Merger Agreement"), among Parent, Merger Subsidiary and the Company, which, among other things, provides for: (i) the making of the Offer by Merger Subsidiary, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; (ii) the subsequent merger of Merger Subsidiary with and into the Company (the "Merger"); and (iii) the settlement of the Company's outstanding stock options for an amount equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price and (b) the number of shares subject to the applicable options. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding at the Effective Time (other than Shares held in the treasury of the Company or held by Merger Subsidiary or Parent or their subsidiaries, or Shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

    As set forth in the Schedule TO, the principal executive offices of Merger Subsidiary and Parent are located at 414 N. Orleans, Suite 202, Chicago, Illinois 60610.

ITEM 3.  PAST, CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENT.

    All material, agreements, arrangements and understandings between the Company or its affiliates and any actual or potential conflict of interest between the Company and its affiliates, and: (1) its executive officers, directors or affiliates or (2) Merger Subsidiary, its executive officers, directors or affiliates, are described in the attached Annex II and are incorporated herein by reference, or are set forth or described below.

    Annex II is being furnished to the Company's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Merger Subsidiary's right (after consummation of the Offer) to

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designate persons to be appointed to the Board of Directors of the Company (the
"Board") other than at a meeting of the stockholders of the Company.

Material Contracts Between the Company and its Executive Officers, Directors and
  Affiliates

EMPLOYMENT AND RELATED AGREEMENTS.

    Ted Mansfield and Michael J. Olson, executive officers of the Company, serve in their respective capacities pursuant to employment agreements. Ralph A. Trallo is the former President and Chief Executive Officer of the Company and remains subject to an employment agreement and change of control agreement.

    Mr. Mansfield is the current President and Chief Executive Officer of the Company. In 1998, the Company and Mr. Mansfield entered into an agreement regarding his employment with the Company, the principal terms of which were set forth in a definitive employment agreement executed on April 22, 1998. Pursuant to this agreement, the Company agreed to employ Mr. Mansfield as a manager, subject to the right of the Company to terminate the employment relationship at any time for Cause (as defined therein). Termination of Mr. Mansfield's employment without cause would constitute a material breach of the employment agreement and entitle Mr. Mansfield to compensation until March 31, 2001. A termination of the agreement by Mr. Mansfield would also constitute a material breach of the agreement and Mr. Mansfield would not be entitled to any further benefits or compensation. The agreement also entitles Mr. Mansfield to health and other insurance benefits. As part of the employment agreement, Mr. Mansfield agreed not to disclose any proprietary information at any time during or after his employment and agreed to non-competition and non-interference covenants that expire 3 years after the termination of his employment. Mr. Mansfield's agreement also contains a covenant restricting him from soliciting the Company's customers for a period of 3 years after termination of his employment. Mr. Mansfield's 1999 annual base salary adjusted by the Board as of December 1999 is $150,000, with a bonus based upon a percentage of the Company's pretax earnings. The consummation of the Offer would constitute a sale for purposes of the employment agreement. In the event of a sale of the Company, a pro rata portion of Mr. Mansfield's bonus will be paid at the time of the sale. In connection with the Offer and Merger, there is no change to Mr. Mansfield's employment agreement.

    In 1997, the Company and Mr. Olson entered into an agreement regarding his employment with the Company, the principal terms of which were set forth in a definitive employment agreement executed on January 23, 1997. Mr. Olson currently serves as the Chief Financial Officer of the Company. Pursuant to this agreement, the Company agreed to employ Mr. Olson as an executive, subject to the Company's right to terminate the employment relationship without cause upon 12 months written notice (or upon 15 days notice if for cause). Mr. Olson is entitled to various health and other insurance benefits pursuant to his employment. As part of his employment agreement, Mr. Olson agreed not to disclose any proprietary information at any time during or after his employment. Also, as part of the agreement, Mr. Olson is bound by non-competition and non-interference covenants that expire one year after the termination of his employment (subject to certain terms and conditions). Mr. Olson's annual base salary adjusted by the Board as of February 2000 is $130,000 with a bonus based on net earnings per share adjusted for extraordinary adjustments. In connection with the Offer and Merger, there is no change to Mr. Olson's employment agreement.

    In August 1996, the Company and Mr. Olson entered into an agreement regarding Mr. Olson's severance as a result of a Change of Control (as defined therein). The consummation of the Offer would constitute a Change of Control under the agreement. Pursuant to this agreement, the Company agreed to pay
Mr. Olson, on or before the last day of his employment, a lump sum cash amount equal to three times his annual total compensation during the 36 months immediately preceding the date of

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Mr. Olson's Termination (as defined therein) if Mr. Olson's Termination is within 3 years of a Change of Control. Mr. Olson's agreement further provides that, upon Termination within 3 years of a Change of Control, Mr. Olson would be entitled to all rights and accrued benefits under any profit sharing, pension or other retirement plans and all rights under those plans shall immediately vest in full. Pursuant to the agreement, all stock options and stock appreciation rights held by Mr. Olson shall: (i) become fully vested and shall be exercisable in full accordance with the terms of the applicable plan; (ii) provide for the purchase of the award upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the award, had the award been currently exercisable or payable; (iii) adjust the terms of the award in a manner determined by the Compensation Committee of the Board to reflect a Change of Control; (iv) cause the award to be assumed, or new rights substituted therefor, by another entity; (v) provide for a cash equivalent that the original option award was based upon with the addition of interest at a rate pursuant to the terms of the agreement; or (vi) make such other provisions as the Compensation Committee of the Board may consider equitable and in the best interest of both Mr. Olson and the Company. The Agreement also entitles Mr. Olson for 36 months after Termination to continue to obtain or receive and participate in life, accident, health and certain other benefits. The Board may terminate the agreement if it is determined that Mr. Olson is no longer a key executive and is notified in writing, provided such termination does not occur within three years after a Change of Control or any time after the Company has knowledge as to certain circumstances triggering a Change of Control. It is estimated that if Mr. Olson's employment were terminated immediately following the Offer the agreement would provide for a cash payment of $570,000.

    In January 1997, the Company and Ralph A. Trallo, the former President and Chief Executive Officer of the Company, entered into an agreement regarding his employment with the Company, the principal terms of which were set forth in a definitive employment agreement executed on January 23, 1997. Pursuant to this agreement, the Company agreed to employ Mr. Trallo as an executive, subject to the right of the Company to terminate the employment relationship without cause upon 12 months written notice (or upon 15 days notice if for cause). The agreement was also terminable at any time upon mutual consent of the parties. The agreement also entitled Mr. Trallo to health and other insurance benefits. As part of his employment agreement, Mr. Trallo agreed not to disclose any proprietary information at any time during or after his employment. Also as part of the agreement, Mr. Trallo is bound by non-competition and non-interference covenants that expire one year after the termination of his employment (subject to certain terms and conditions). Mr. Trallo was removed from his position as President and Chief Executive Officer of the Company by the Board in October 1999 after receiving notice of termination pursuant to his employment agreement. Mr. Trallo's annual base salary adjusted by the Board as of February 1999 was $225,000, with a bonus based on net earnings per share adjusted for extraordinary adjustments. In connection with the Offer and Merger there is no change in Mr. Trallo's employment agreement.

    In July 1996, the Company and Mr. Trallo entered into an agreement regarding Mr. Trallo's severance in the event of a Change of Control (as defined therein). The consummation of the Offer would constitute a Change of Control under the agreement. Pursuant to the agreement, the Company agreed to pay Mr. Trallo, on or before the last day of his employment a lump sum cash payment equal to, three times his annual total compensation during the 36 months immediately preceding the date of Mr. Trallo's Termination (as defined therein) if Mr. Trallo's Termination is within three years of a Change of Control. Mr. Trallo's agreement further provides that, upon a Termination within three years of a Change of Control, Mr. Trallo would be entitled to all rights and accrued benefits under any profit sharing, pension or other retirement plans and all rights under those plans shall immediately vest in full. Pursuant to the agreement, all stock options and stock appreciation rights held by Mr. Trallo shall: (i) become fully vested and shall be exercisable in full accordance with the terms of the applicable plan; (ii) provide for the purchase of the award upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the award, had the

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award been currently exercisable or payable; (iii) adjust the terms of the award in a manner determined by the Compensation Committee of the Board to reflect a Change of Control; (iv) cause the award to be assumed, or new rights substituted therefor, by another entity; (v) provide for a cash equivalent that the original option award was based upon with the addition of interest at a rate pursuant to the terms of the agreement; or (vi) make such other provisions as the Compensation Committee may consider equitable and in the best interest of both Mr. Trallo and the Company. The agreement also entitles Mr. Trallo for 36 months after Termination to continue to obtain or receive and participate in life, accident, health and certain other benefits. The Board may terminate the agreement if it is determined that Mr. Trallo is no longer a key executive and is notified in writing, provided such termination does not occur within three years after a Change of Control or at any time if the Company has knowledge as to certain circumstance triggering a Change of Control. It is estimated that if Mr. Trallo's employment were terminated immediately following the Offer the agreement would provide for a cash payment of $900,000.

    In September, 1999, the Company entered into a letter agreement with a consulting firm for strategic advisory services. Tom McShane, a director of the Company, is a principal of the consulting firm. The terms of the agreement include the payment of monthly fees of $30,000. In December, 1999, the agreement was modified in connection with management changes within the Company, reducing the amount to be paid beginning January 2000. As of March 31, 2000, the consulting firm is being paid on an as-needed basis. The letter agreement includes a provision for the granting of stock appreciation rights (the "Rights"). Each Right permits the holder to receive cash on exercise equal to the amount by which the fair market value of the Company's Shares on the date of exercise exceeds the exercise price. As of December 31, 1999, 125,000 Rights had been awarded to the consulting firm at an exercise price of $1.50 per share. The Rights expire one year from the date of grant. On December 22, 1999, the Compensation Committee of the Board awarded Mr. Thomas McShane 15,000 Rights at an exercise price of $1.00 per Share. During the year ended March 31, 2000, the consulting firm was paid approximately $175,000 in fees and expenses.

    In October 1996, the Company approved a Founders Retirement Plan pursuant to which the Company will pay to Dale L. Ferguson, a director of the Company, $50,000 annually for the remaining six year term of the Plan.

AGREEMENTS WITH OPTION HOLDERS

    As described below under "The Merger Agreement--Stock Options," pursuant to the terms of the Merger Agreement, holders of Options (as defined below) are entitled to receive, whether or not exercisable or vested, a cash payment from the Company in an amount equal to the product of: (i) the excess, if any, of the Offer Price over the exercise price of each such Option and (ii) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). As of the Effective Time, the Options and the related plans and agreements shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be canceled.

AGREEMENTS WITH AFFILIATES

    Except as set forth above, the Company currently does not have any agreements with affiliates.

THE MERGER AGREEMENT

    INTRODUCTION. On June 28, 2000, Parent, Merger Subsidiary and the Company entered into the Merger Agreement, pursuant to which Merger Subsidiary has agreed to make the Offer. The Merger Agreement provides that, at the Effective Time, Merger Subsidiary will be merged with and into the

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Company, and each then outstanding Share (other than Shares owned by the
Company, any subsidiary of the Company, Parent, Merger Subsidiary, any other subsidiary of Parent or by stockholders, if any, who properly exercise appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price. The corporation surviving the Merger will be the Company (sometimes hereinafter referred to as the "Surviving Corporation"). Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation. The Certificate of Incorporation and Bylaws of Merger Subsidiary, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

    In addition, on June 28, 2000, Parent, Merger Subsidiary and certain senior executive officers and directors of the Company entered into a voting agreement (the "Voting Agreement") pursuant to which such officers and directors have agreed not to vote the Shares beneficially owned by them in favor of any other acquisition proposal and not to sell or transfer any Shares other than in the Offer.

    The following is a summary of the material provisions of the Merger Agreement, Agreement for Exchange of Confidential Information and Voting Agreement (collectively the "Agreements") copies of which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to the
Schedule 14D-9. This summary is qualified in its entirety by reference to the Agreements, which are deemed to be incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Merger Subsidiary will commence the Offer and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, Merger Subsidiary will purchase all Shares validly tendered pursuant to the Offer. The obligation of Merger Subsidiary to accept for payment and pay for any Shares validly tendered prior to the expiration of the Offer is conditioned upon satisfaction of the Minimum Condition (as defined below), and the satisfaction or waiver of the conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that Merger Subsidiary may not amend or waive the Minimum Condition (as defined below) or decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, add to or change conditions to the Offer or make any other change in the terms or conditions of the Offer without the written consent of the Company. Notwithstanding the foregoing provisions, if on the scheduled expiration of the Offer (as it may be extended), all conditions to the Offer have not been satisfied or waived, the Offer may be extended in increments of no more than 5 business days each, unless any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") has not expired or been terminated, in which case the Offer will be extended from time to time until the earlier of the consummation of the Offer or August 28, 2000. If an insufficient number of Shares are tendered pursuant to the Offer prior to the Expiration of the Offer and the Merger Agreement is terminated as a consequence of the failure to satisfy the Minimum Condition (as defined below), the Company has agreed to pay Parent a termination fee of $1,000,000 or, under certain circumstances, $500,000 plus reimbursement of up to $1,000,000 of Parent's expenses.

    STOCK OPTION AGREEMENT. The Merger Agreement provides that, if following a Subsequent Offering Period (as defined in accordance with Rule 14d-11 of the Exchange Act), if any, Merger Subsidiary has acquired Shares purchased in the Offer and such Shares represent less than 90% of the Shares outstanding on a fully diluted basis, Parent, Merger Subsidiary and the Company will enter into a stock option agreement, on customary terms, pursuant to which the Company will grant to Merger Subsidiary an option to purchase that number of Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary and its affiliates immediately following expiration of the Subsequent Offering Period (the "Stock Option Agreement"), results in Merger Subsidiary's beneficially owning 90% of the Shares then outstanding on a fully diluted basis.

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    DESIGNATION OF DIRECTORS.  The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on such board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Subsidiary bears to the total number of Shares then outstanding. The Company will, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Board or to secure the resignations of incumbent directors, or both, and use its reasonable best efforts to cause Parent's designees to be so elected or appointed to the Board. The Company's obligation to elect or appoint Parent's designees to the Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.
The Merger Agreement further provides that in the event that Parent's designees are elected to the Board, until the Effective Time, the Company will cause the Board to have at least three directors who were directors on June 28, 2000 (the "Independent Directors"), provided that if any Independent Directors cannot serve due to death or disability, the remaining Independent Directors (or Independent Director, if there is only one remaining) are entitled to designate another person or persons who served as a director on June 28, 2000, to fill such vacancies or, if no Independent Director then remains, the other directors will designate three persons who were directors on June 28, 2000, to fill such vacancies. Once Parent's designees constitute a majority of the Board, the affirmative vote of a majority of the Independent Directors is required to
(1) amend or terminate the Merger Agreement by the Company, (2) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (3) amend the Certificate of Incorporation or By-laws of the Company, or (4) take any other action of the Board under or in connection with the Merger Agreement; provided, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, such actions may be effected by majority vote of the entire Board.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Subsidiary will be merged with and into the Company, with the Company continuing as the Surviving Corporation and an indirect wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, Merger Subsidiary or any other indirect wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock and Shares held by holders who perfect their dissenters rights under the DGCL) will be converted into the right to receive the Offer Price, without interest thereon, and each issued and outstanding share of common stock of Merger Subsidiary will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

    TREATMENT OF OPTIONS. The Merger Agreement provides that Parent and the Company shall take all actions necessary to provide that, as of the Effective Time, (i) each outstanding stock option, stock equivalent right or right to acquire Shares (an "Option") granted by the Company pursuant to any written or oral plan or agreement whether or not then exercisable or vested, shall be canceled and (ii) in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to such holders of Options, whether or not then exercisable or vested, an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). As of the Effective Time, the Options and the related plans and agreements shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be canceled. The Company shall take all action necessary to ensure that, after the Effective Time, no person shall have any right under such plan or agreements or any other plan, program or arrangement with respect to equity securities of the Surviving Corporation or any subsidiary thereof.

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    CONDITIONS.  The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger, of each of the following conditions: (1) the Merger Agreement and the Merger have been approved and adopted by the stockholders of the Company if required by and in accordance with the DGCL; (2) no statute, rule, order, decree, regulation, executive order, ruling or temporary or permanent injunction has been enacted, entered, promulgated or enforced by any federal, state, local or foreign governmental entity ("Governmental Entity") of competent jurisdiction which prohibits the consummation of the Merger or otherwise limits or restricts ownership or operation of the business of the Surviving Corporation and all foreign or domestic governmental consents, orders and approvals, including, but not limited to, approval under the HSR Act, required for the consummation of the Merger or otherwise limits or restricts ownership or operation of the business of the Surviving Corporation have been obtained and are in effect at the Effective Time; and (3) Merger Subsidiary or its affiliates have purchased Shares pursuant to the Offer.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, (1) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Merger Subsidiary pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (2) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will use its reasonable best efforts to cause a definitive proxy statement to be mailed to its stockholders; (3) subject to the applicable provisions of the Merger Agreement, include in the proxy statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement; and
(4) use its reasonable best efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the stockholder approval required by the DGCL to effect the Merger. Parent has agreed that all shares beneficially owned by Parent or any of its subsidiaries will be voted in favor of the Merger Agreement. In the event that Parent, Merger Subsidiary or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, if the conditions to the Merger are satisfied, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with the DGCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things (1) organization, good standing and subsidiaries, (2) capitalization, (3) governmental authorization, non-contravention, validity of the Merger Agreement and all required Company action taken with respect to the Offer and the Merger, (4) vote required to approve the Merger, (5) consents or approvals, (6) no material misstatements in filings made with the Commission or financial statements, (7) absence of material adverse changes, (8) undisclosed liabilities, (9) no misstatements or omissions of a material fact in the Schedule 14D-9, proxy statement or other filings with the Commission with respect to the Offer and the Merger,
(10) employee benefit plans and ERISA, (11) litigation, (12) compliance with environmental laws and regulations, (13) tax returns and tax liabilities,
(14) labor relations, (15) compliance with all laws, (16) insurance,
(17) material contracts, (18) title to properties, (19) all necessary permits and licenses, (20) intellectual property, (21) receipt of fairness opinion from financial advisor, (22) full disclosure, (23) health and safety matters,
(24) no finder's or advisor's fees, and (25) takeover statutes and charter provisions. In addition, the Merger Agreement contains representations by Parent and Merger Subsidiary as to, among other things, (1) organization and good standing, (2) authorization, non-contravention, validity of the Merger Agreement and all required Parent and Merger Subsidiary action taken with respect to the Offer and the Merger, (3) consents or approvals, and (4) no finder's or advisor's fees.

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    INTERIM OPERATIONS.  Pursuant to the Merger Agreement, the Company has
agreed that after the date of the Merger Agreement and prior to the Effective Time, unless Parent otherwise agrees in writing or except as otherwise contemplated by the Merger Agreement:

        (a) the Company will not, and will not permit any of its subsidiaries to, adopt or propose any change in its certificate of incorporation or by-laws;

        (b) the Company will not, and will not permit any subsidiary of the Company to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than transactions between direct and/or indirect wholly owned subsidiaries of the Company);

        (c) the Company will not, and will not permit any subsidiary of the Company to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or any of its subsidiaries other than issuances of Shares pursuant to the exercise of Options that are outstanding on the date of the Merger Agreement;

        (d) the Company will not (i) split, combine, subdivide or reclassify its outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

        (e) the Company will not, and will not permit any subsidiary of the Company to, redeem, purchase or otherwise acquire directly or indirectly any of the Company's or its subsidiaries' capital stock;

        (f) the Company will not amend the terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any options or other stock based awards;

        (g) the Company will not, and will not permit any subsidiary of the Company to, (i) grant any severance or termination pay to (or amend any such existing arrangement with) any director, officer or employee of the Company or any of its subsidiaries, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries, (iii) increase any benefits payable under any existing severance or termination pay policies or employment agreements,
    (iv) increase, other than customary periodic increases in the ordinary course of business, (or amend the terms of) any compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries or (v) permit any director, officer or employee who is not already a party to an agreement or a participant in a plan providing benefits upon or following a "change in control" to become a party to any such agreement or a participant in any such plan;

        (h) the Company will not, and will not permit any of its subsidiaries to, acquire a material amount of assets or property of any other person;

        (i) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any material amount of assets or property except pursuant to existing contracts or commitments or otherwise in the ordinary course of business;

        (j) except for any such change which is required by reason of a concurrent change in GAAP, the Company will not, and will not permit any subsidiary of the Company to, change any method of accounting or accounting practice used by it;

        (k) the Company will not, and will not permit any subsidiary of the Company to, enter into any joint venture, partnership or other similar arrangement;

        (l) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation or warranty of the Company under the Merger Agreement inaccurate in any material respect;

        (m) the Company will not make or change any tax election, settle any audit or file any amended tax returns, except in the ordinary course of business consistent with past practice; and

        (n) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

    NO SOLICITATION. From the date of the Merger Agreement until the termination of the Merger Agreement in accordance with its terms, neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its reasonable best efforts to cause its and each of its subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, solicit, participate in, initiate or knowingly encourage discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group (other than Parent or any of its affiliates or representatives) concerning any merger, business combination, tender offer, exchange offer, sale of all or substantially all of its business, assets, capital stock or debt securities or any significant equity or debt investment in the Company or any similar transactions involving the Company (an "Acquisition Proposal"). The Company further agrees that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to customary confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group if (x) such entity or group has submitted an unsolicited bona fide written proposal to the Board relating to any such transaction, (y) such proposal provides for the acquisition for cash or readily marketable securities of all of the outstanding Shares or all or substantially all of the assets of the Company, and (z) the Board determines in good faith, after consultation with its independent financial advisor, that such proposal is financially superior to the Offer and the Merger and fully financed or reasonably capable of being financed. A proposal meeting all of the criteria in the preceding sentence is referred to herein as a "Superior Proposal." The Company will immediately notify Parent of any Superior Proposal, or if an inquiry is made, will keep Parent fully apprized of all developments with respect to any Superior Proposal, will immediately provide to Parent copies of any written materials received by the Company in connection with any Superior Proposal, discussion, negotiation or inquiry and the identity of the party making any Superior Proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent. Notwithstanding anything to the contrary contained in the Merger Agreement, only in connection with the valid termination of the Merger Agreement pursuant to paragraph (c)(i) under "Termination" below, the Board may (i) withdraw, modify or change in a manner adverse to Parent or Merger Subsidiary, or propose to withdraw, or propose to modify or change in a manner adverse to Parent or Merger Subsidiary, the approval or recommendation by the Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or
(iii) enter into any agreement with respect to any Acquisition Proposal.

    TERMINATION. The Merger Agreement provides that it may be terminated or abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

        (a) By the mutual consent of the Operating Board of Parent and the Board.

        (b) By either of the Board or the Operating Board of Parent:

           (i) if Shares shall not have been purchased pursuant to the Offer on or prior to September 30, 2000; provided, however, that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Merger Subsidiary to purchase Shares pursuant to the Offer on or prior to such date; or

           (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case, permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

        (c) By the Board:

           (i) if, prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Merger Subsidiary, its approval or recommendation of the Offer, the Merger Agreement, or the Merger in order to approve and permit the Company to execute a definitive agreement providing for a Superior Proposal; provided that (A) at least three business days prior to terminating the Merger Agreement pursuant to this paragraph, the Company has provided Parent with written notice advising Parent that the Board has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal, and identifying the person making such Superior Proposal and (B) the Company shall have caused its financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the financial terms of a revised Agreement that are equal or superior to the financial terms of such Superior Proposal; and further provided that simultaneously with any termination of the Merger Agreement pursuant to this paragraph, the Company shall pay to Parent the Termination Fee (as defined below); and further provided that the Company may not terminate the Merger Agreement pursuant to this paragraph, if the Company is in material breach of the Merger Agreement; or

           (ii) if, prior to the purchase of Shares pursuant to the Offer, Parent or Merger Subsidiary breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or

           (iii) if Parent or Merger Subsidiary, as the case may be, shall have terminated the Offer, or the Offer shall have expired, without Parent or Merger Subsidiary, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this paragraph, if the Company is in material breach of the Merger Agreement.

        (d) By the Operating Board of Parent:

           (i) if, until July 19, 2000, during which period Parent shall conduct its financial, operating, environmental, tax, accounting, business, and legal due diligence review of the Company, Parent shall have discovered any information which would result in a breach of any of the Company's representations or warranties contained in the Merger Agreement; or

           (ii) if, prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Merger Subsidiary, its approval or recommendation of the Offer, the Merger Agreement, or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, Merger Subsidiary or their affiliates (or the Board resolves to do any of the foregoing); provided that Parent may not terminate the Merger Agreement pursuant to this paragraph, if Parent or Merger Subsidiary is in material breach of the Merger Agreement; or

           (iii) if Parent or Merger Subsidiary, as the case may be, shall have terminated the Offer, or the Offer shall have expired, without Parent or Merger Subsidiary, as the case may be, purchasing any Shares thereunder; provided that Parent may not terminate the Merger Agreement pursuant to this paragraph, if it or Merger Subsidiary is in material breach of the Merger Agreement.

    EFFECT OF TERMINATION; TERMINATION FEE. In the event of the termination of the Merger Agreement as provided in the "Termination" paragraph above, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void, except for certain provisions of the Merger Agreement relating to fees and expenses which shall survive such termination, and there shall be no liability on the part of Parent, Merger Subsidiary or the Company except (a) for fraud or for breach of the Merger Agreement, with damages to be limited to out-of-pocket costs and (b) as otherwise set forth in the applicable provisions.

    Set forth below are the circumstances under which a termination fee is payable under the terms of the Merger Agreement. All references to paragraph numbers refer to the section entitled "Termination" above.

    If (w) the Board shall terminate the Merger Agreement pursuant to paragraph (c)(i) above, (x) the Operating Board of Parent shall terminate the Merger Agreement pursuant to paragraph (d)(ii) above, or (y) (I) the Board shall terminate the Merger Agreement pursuant to paragraph (b)(i) above or
(c)(iii) and prior thereto there shall have been publicly announced another Acquisition Proposal or (II) the Operating Board of Parent shall terminate the Merger Agreement pursuant to paragraph (b)(i) above or (d)(iii) above due to a failure to satisfy the Minimum Condition or the conditions contained in paragraphs (h) or (i) of Section 14 of the Offer to Purchase and Parent shall have reasonably determined that such failure is attributable to there having been publicly announced another Acquisition Proposal, then in any such case as described in clause (w), (x) or (y), the Company shall not later than two business days after such termination of the Merger Agreement or, in the case of any termination by the Company pursuant to paragraph (c)(i) above, simultaneously with such termination pay to Parent an amount in cash equal to the sum of (i) Parent's documented out-of-pocket expenses, incurred in connection with the Merger Agreement and the transactions contemplated hereby not to exceed $1,000,000; and (ii) $500,000 (together, the "Termination Fee").

    In the event that the Merger Agreement is terminated pursuant to paragraph (b)(i) above due to a failure to satisfy the Minimum Condition or the Operating Board of Parent shall terminate the Merger Agreement pursuant to paragraph (d)(iii) above due to a failure to satisfy the Minimum Condition, the Company shall (not later than 2 business days after such termination of the Merger Agreement) pay to Parent an amount equal to $1,000,000 in cash; provided, however, that no payment shall be required pursuant to this section if payment is made by the Company to Parent pursuant to the immediately preceding paragraph.

    FEES AND EXPENSES. The Merger Agreement provides that, except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby will be paid by the party incurring such expenses.

AGREEMENT FOR EXCHANGE OF CONFIDENTIAL INFORMATION

    Pursuant to the terms of the Agreement for Exchange of Confidential Information entered into on June 9, 2000, the Company agreed to provide Parent with certain confidential information and Parent agreed to treat such information as confidential and to use such information solely in connection with a possible acquisition of the Company. Parent further agreed not to solicit for employment management or employees of the Company for a period of one year.

VOTING AGREEMENT

    On June 28, 2000, Parent and each of Michael J. Olson, Teddy Mansfield, Ralph A. Trallo, Dale L. Ferguson, Thomas P. McShane and W. Lawrence Petrovic (individually a "Shareholder" and collectively, the "Shareholders") entered into a voting agreement (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, each Shareholder shall at every annual special or adjourned meeting (including any consents in lieu of a meeting), vote their Shares (i) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal involving the Company, or any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and
(iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement. The Voting Agreement further provides that during the Term (as defined in the Voting Agreement) each Shareholder shall not (other than tendering Shares to Parent and Merger Subsidiary in the Offer) (a) sell, transfer, pledge, grant a security interest in or lien on or otherwise dispose of or encumber any of his or her Shares or relinquish control of the voting power with respect to any of his of her Shares,
(b) deposit any of his or her Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy (except a proxy under the proxy statement, if any, voted in accordance with this Agreement) with respect to any of his or her Shares, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition of sale, assignment, transfer, pledge, grant of a security interest in or lien on or other disposition of or encumbrance on his or her Shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on June 27, 2000, the Board unanimously determined (with one director absent) that the terms of the Voting Agreement, Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders and fair and equitable to the Company's stockholders, and unanimously approved (with one director absent) the Voting Agreement, Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board recommends that holders of Shares tender their Shares pursuant to the Offer.

BACKGROUND.

    On May 24, 2000, Teddy Mansfield, the Chief Executive Officer and a director of the Company, approached Michael Rothman, the Chief Executive Officer and a director of Parent, to discuss a potential sale of the Company to Parent. On
May 25, 2000, certain members of the senior management of Parent, including the Chief Executive Officer, met with senior management of the Company.

    On May 26, 2000, Mike Olson, the Chief Financial Officer of the Company, met with Michael Chakos, the Chief Financial Officer and a director of Parent, and Michael Rothman. At that meeting, Mr. Olson presented the Company's current financial statements.

    On June 6, 2000, Teddy Mansfield met with Michael Chakos, James Dworkin (a director of Parent) and Michael Rothman. Mr. Mansfield informed Parent that there were other parties interested in a transaction with the Company and that they were financial investors interested in an equity participation rather than strategic investors.

    On June 7, 2000, the senior management of the Company met with the senior management of Parent to discuss the advantages of a strategic combination as opposed to an equity investment and the terms and conditions of Parent's offer. The Company's senior management also agreed to make a presentation to the Board regarding the proposed merger at Parent's suggested price and terms.

    On June 9, 2000, a telephonic Board meeting was held at which time a possible strategic acquisition by Parent was discussed. Following the Board meeting, the Company and Parent executed an agreement for exchange of confidential information.

    On June 12, 2000, senior management of both parties met with GMAC Commercial Credit (formerly BNY Financial Corporation), the Company's primary-financing institution, to advise them of the proposed transaction.

    From June 13, 2000 through June 28, 2000, the parties, together with their respective outside legal counsel, conducted negotiations with respect to the terms of a proposed merger agreement.

    On June 19 and 20, 2000, Parent's senior management, and their outside legal counsel and auditors met in Wilmington, Delaware to begin legal due diligence and pursue further discussions regarding the terms of a possible transaction.

    Also on June 20, 2000, the Company engaged Hempstead & Co. ("Hempstead") to advise the Company as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company with respect to the proposed acquisition by Parent. Promptly thereafter, Hempstead commenced a due diligence review.

    On June 21, 2000, Parent's senior management, and their outside legal counsel had an all day meeting with the Company's senior management and their outside legal counsel in Wilmington, Delaware, where the parties negotiated terms of the proposed merger agreement.

    On June 26 and June 27, 2000, the Board met in order to consider the proposed acquisition by Parent. At the Board meeting, Hempstead delivered to the Board its oral opinion (later confirmed by delivery of a written opinion) to the effect that, as of such date and based upon and subject to certain matters and assumptions stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The Chief Executive Officer of Parent made a presentation to the Board at that meeting. At that meeting, the Board unanimously determined (with one director absent) that the terms of the Voting Agreement and Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and fair and equitable to the Company's stockholders, approved and adopted the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    By unanimous written consent on June 28, 2000, Parent's Operating Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Voting Agreement. In addition, by unanimous written consent by Merger Subsidiary's Board of Directors on June 28, 2000, Merger Subsidiary's Board of Directors unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Voting Agreement.

    Following the approval of Parent's Operating Board, Merger Subsidiary's Board of Directors and the Board, on Wednesday, June 28, 2000, the parties executed and delivered the Merger Agreement.

On June 28, 2000, Parent and the Company publicly announced that they had entered into the Merger Agreement.

    On July 10, 2000, the parties to the Merger Agreement amended the terms thereof to provide that the Offer be commenced no later than July 17, 2000.

    On July 14, 2000, Ted Mansfield received a letter from Tyrrell Garth, President of Cheyenne Capital Corp., stating that Cheyenne Capital, through an affiliated corporation, offered to acquire the Shares. The letter stated that such an acquisition was contingent on the completion of due diligence by Cheyenne Capital and was contingent on the assumption or refinancing of the Company's debt. The letter indicated the proposed purchase price would be $1.50 per Share and did not state that the acquisition was fully financed. By letter dated July 17, 2000, Mr. Manfield advised Mr. Garth that the Company had entered into a Merger Agreement with Parent and had agreed not to participate in any discussions or negotiations regarding an Acquisition Proposal unless certain conditions were satisfied, including a determination by the Board that the unsolicited proposal was a bona fide offer which was fully financed or reasonably capable of being financed. Mr. Mansfield included a copy of the relevant section from the Merger Agreement with his letter. The letter requested that Mr. Garth provide the Company with evidence that the unsolicited proposal was a bona fide offer and that Cheyenne Capital has the financial resources to pay cash consideration of $1.50 per Share, assume or refinance all of the Company's existing indebtedness and pay the transaction fees associated with such an offer, including the termination fees which the Company would be obligated to pay to Parent if the Merger Agreement were terminated in order to permit the Company to enter into a purchase agreement with Cheyenne Capital.

    On July 17, 2000, pursuant to the terms of the Merger Agreement, Merger Subsidiary and Parent commenced the Offer.

REASONS FOR THE RECOMMENDATION.

    In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the market segments in which the Company competes);

        (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues, and the nature of its competitive position in its markets;

        (iii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations and the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all holders of the Shares to obtain cash for their Shares at the earliest practicable time;

        (iv) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies;

        (v) the historical and recent market prices for the shares and the fact that the Offer Price of $1.00 per Share represented a premium of approximately 53.8% over the $0.65 closing sales price for the Shares as quoted on the over the counter market on June 27, 2000, the last trading day before the execution of the Merger Agreement was announced;

        (vi) the presentation of Hempstead at the June 26, 2000 and June 27, 2000 meeting of the Board and the opinion of Hempstead that, based upon and subject to assumptions, limited procedures and other limitations set forth therein, the Offer Price to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The opinion dated June 30, 2000 is attached as Annex I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion in its entirety;

        (vii) the fact that discussions with numerous other parties during the last two years regarding strategic alternatives had not resulted in any binding proposals at valuations in excess of the Offer Price.

    The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Hempstead was engaged by the Company pursuant to the terms of an engagement letter to advise the Company with respect to a proposed acquisition of the Company by Parent and to undertake an analysis to enable Hempstead to provide an opinion to the Board as to the fairness to the Company or its stockholders, from a financial point of view, of the consideration to be received by the Company or its stockholders. The Company agreed to pay Hempstead a fee of $25,000 plus out-of-pocket expenses. An initial retainer fee of $12,500 was paid at the time of execution of the engagement letter with the balance to be due upon completion. The Company also agreed to indemnify Hempstead for certain liabilities in connection with the engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he, she or it has sole dispositive power as of the expiration date of the Offer to Purchase. Certain senior executives of the Company have entered into the Voting Agreement with Parent and Merger Subsidiary pursuant to which, among other things, such executives have agreed to vote the Shares beneficially owned by them in favor of the Merger. Reference is made to Items 2 and 3 above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    As discussed in Item 4 above under "Background," on July 14, 2000, the Company received an unsolicited proposal from Cheyenne Capital Corp. which states that Cheyenne Capital is willing to pay $1.50 per Share in cash for all outstanding Shares. The Company responded to the proposal by requesting information from Cheyenne Capital regarding their ability to finance such a transaction and evidence that the letter represents a bona fide proposal.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached hereto as Annex II and incorporated herein by reference is being furnished to the Company's stockholders in connection with the possible designation by Merger Subsidiary, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

SECTION 203 OF THE DGCL

    Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Board approved for purposes of
Section 203 the entering into by Merger Subsidiary, Parent and the Company of the Merger Agreement and the Voting Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that
Section 203, with respect to the Company, will not be applicable to Parent and Merger Subsidiary by virtue of such actions.

    Other than as set forth above, Parent and Merger Subsidiary do not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Parent nor Merger Subsidiary has attempted to comply with any state antitakeover statute or regulation. Merger Subsidiary reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Merger Subsidiary might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Merger Subsidiary might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Merger Subsidiary may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "Conditions to the Offer."

    SECTION 253 OF THE DGCL.

    Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge that corporation into itself or itself into such corporation, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Merger Subsidiary and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without further approval of the Board or stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. The Merger Agreement provides that if, following a Subsequent Offering Period, if any, Merger Subsidiary has purchased Shares in the Offer and acquired less than 90% of the Shares outstanding on a fully diluted basis, then the Company, Merger Subsidiary and Parent will enter into a stock option agreement, on customary terms, whereby the Company will grant to Merger Subsidiary an option to purchase that number of Shares that, when added to the Shares owned by Merger Subsidiary and its affiliates, results in Merger Subsidiary owning 90% of the outstanding Shares on a fully diluted basis. In addition, even if Parent and Merger Subsidiary do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Merger Subsidiary could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price. Parent and Merger Subsidiary presently intend to effect a short-form merger if the conditions to the Merger set forth in the Merger Agreement are satisfied and if permitted to do so under the DGCL, pursuant to which Merger Subsidiary will be merged with and into the Company.

    SECTION 262 OF THE DGCL.

    Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of
Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under
Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of June 28, 2000, as amended as of July 10, 2000, by and among Parent, Merger
             Subsidiary and the Company.
Exhibit 2    Agreement for Exchange of Confidential Information, dated
             June 9, 2000 between Company and Parent.
Exhibit 3    Voting Agreement, dated as of June 28, 2000, by and among
             Michael Olson, Ted Mansfield, Ralph A. Trallo, Dale L.
             Ferguson, Thomas P. McShane, and W. Lawrence Petcovic.
Exhibit 4    Employment Agreement between the Mansfield Industrial
             Coating, Inc. and Ted Mansfield, dated April 22, 1998.
Exhibit 5    Employment Agreement, between the Company and Michael J.
             Olson dated January 23, 1997.
Exhibit 6    Board of Directors Change of Control Agreement Senior
             Executive Severance Agreement between the Company and
             Michael J. Olson dated August 8, 1996.
Exhibit 7    Employment Agreement, between the Company and Ralph A.
             Trallo, dated January 23, 1997.
Exhibit 8    Board of Directors Change of Control Agreement Senior
             Executive Severance Agreement dated July 1, 1996, between
             Company and Ralph A. Trallo.
Exhibit 9 Consultant Agreement between the Company and McShane Group, dated September 2, 1999 (incorporated herein by reference to Exhibit 10.21 to the Company's Quarterly Report on
             Form 10-Q filed November 16, 1999).
Exhibit 10   Founders Retirement Plan for the Company, dated October 1,
             1996.
Exhibit 11 Letter Agreement between the Company and Hempstead & Co., dated June 20, 2000.
Exhibit 12   Press Release issued by the Company, dated June 28, 2000.
Exhibit 13   Letter to Stockholders of the Company, dated July 17, 2000.*
Exhibit 14   Opinion of Hempstead & Co., dated June 26, 2000. **

------------------------

*   Included in copies of the Schedule 14D-9 mailed to stockholders.

**  Included as Annex I to the Schedule 14D-9 mailed to stockholders.

                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       CANISCO RESOURCES, INC.

                                                       By:  /s/ TED MANSFIELD
                                                            -----------------------------------------
                                                            Ted Mansfield
                                                            President

Dated: July 17, 2000

ANNEX I

                                HEMPSTEAD & CO.
                                  INCORPORATED
                    807 HADDON AVENUE, HADDONFIELD, NJ 08033

June 30, 2000
Board of Directors
Canisco Resources, Inc.
300 Delaware Avenue, Suite 714
Wilmington, DE 19801

Gentlemen:

    You have requested our opinion as to whether the consideration to be received by the shareholders of Canisco Resources, Inc. ("Canisco" or the "Company") pursuant to the Agreement and Plan of Merger by and among Kenny Industrial Services, L.L.C., Canisco Acquisition, Inc., and Canisco Resources, Inc. (the "Agreement") is fair, from a financial point of view, to the shareholders of Canisco.

    Pursuant to the terms of the Agreement, the shareholders will receive in exchange for each share of Common Stock of Canisco, par value $0.0025 per share, consideration consisting of $1.00 in cash.

    In connection with our opinion, we have among other things: (i) reviewed the June 16, 2000 draft of the Agreement; (ii) reviewed a Summary and Review of Draft (June 22, 2000 draft) Agreement and Plan of Merger ("Summary");
(iii) reviewed a draft Form 10-K of the Company for the period ended March 31, 2000; (iv) reviewed the Form 10-K of the Company for the period ended March 31, 1999 as filed with the United States Securities and Exchange Commission;
(v) reviewed a Budget Recap by Company for the fiscal year ending March 31, 2001, dated March 2, 2000; (vi) reviewed certain revisions to the aforementioned budget, taking into account contracts lost and awarded since the preparation of the original budget (original budget prepared January, 2000), dated June 26, 2000; (vii) reviewed a Memorandum regarding the subject "Financial Condition of the Company" from Board Member Ted Mansfield to Justin Chairman, of Wolf, Block, Schorr and Solis-Cohen LLP, dated June 26, 2000; (viii) reviewed certain information regarding the market value of real property owned by the Company;
(ix) reviewed the price and trading history of the common stock of Canisco; and,
(x) conducted such other financial studies, analyses and investigations and reviewed such other factors as we deemed appropriate for purposes of this opinion. We were also present during a Board of Directors meeting held on June 26 and 27, 2000, during which a discussion of the Company's operations and financial condition was held.

    We have assumed, with your consent, that the definitive Agreement will be consistent in all material respects with the draft Agreement and Summary reviewed.

    In rendering this opinion, we have relied without independent verification, on the accuracy and completeness of all financial and other information reviewed by us that was publicly available or furnished to us by or on behalf of Canisco. We have assumed that the budget and revisions were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of management. We did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company. We were provided a summary of certain individual real estate value estimates, prepared as of August 16, 1993 (with handwritten updates to June 1996 and a summary of the real estate value of the Mobile, Alabama property of the Company as of April 1,
1998). Our opinion is based upon the economic and financial conditions existing on the date of this letter.

    It is understood that this opinion is for the information of the Board of Directors of Canisco only and may not be used for any other purpose without the prior written consent of Hempstead & Co. Inc., except that this opinion may be included in its entirety in any documents filed with the United States Securities and Exchange Commission and mailed to shareholders of the Company in connection with the tender offer and merger contemplated by the Agreement.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration of $1.00 per share of common stock to be received by the shareholders of Canisco Resources, Inc. pursuant to the Agreement and Plan of Merger by and among Kenny Industrial Services, L.L.C., Canisco Acquisition, Inc., and Canisco Resources, Inc. is fair, from a financial point of view, to the shareholders of Canisco.

Yours very truly,
/s/ Hempstead & Co.
HEMPSTEAD & CO. INC.

ANNEX II

                            CANISCO RESOURCES, INC.
                         300 DELAWARE AVENUE, SUITE 714
                           WILMINGTON, DELAWARE 19801
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER
                            ------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
                                      WITH
     THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

    This Information Statement is being mailed on or about July 17, 2000 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Canisco Resources, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.0025 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Kenny Industrial Services, L.L.C. ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the
Schedule 14D-9.

    On June 28, 2000, the Company, Parent and Canisco Acquisition, Inc. ("Merger Subsidiary") entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") in accordance with the terms and subject to the conditions of which (1) Parent caused Merger Subsidiary to commence the Offer for any and all outstanding Shares at a price of $1.00 per Share, net to the seller in cash, without interest thereon, and (2) Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company would become an indirect wholly owned subsidiary of Parent. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, August 11, 2000, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

    The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate directors (the "Purchaser Designees") on the Board of Directors of the Company (the "Board") as will give Parent representation proportionate to its ownership interest. The Company has agreed, upon the request of Parent, to use its reasonable best efforts promptly either to increase the size of the Board or secure the resignation of such number of directors, or both, as is necessary to enable the Purchaser Designees to be elected or appointed to the Board and to cause the Purchaser Designees to be so elected or appointed. In addition, the Company has agreed to cause the Purchaser Designees to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement (including the information incorporated by reference) concerning Parent, Merger Subsidiary and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    As of July 14, 2000 there were 2,536,565 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of five members.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    The Merger Agreement provides that promptly upon the purchase of, and payment for, any Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Subsidiary bears to the total number of Shares then outstanding. In addition, the Merger Agreement provides that the Company shall, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Board, including by amending the By-laws of the Company if necessary to so increase the size of the Board, or secure the resignations, of such number of incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed at such time and use its best efforts to cause the Purchaser Designees to be so elected or appointed. At such time, the Company shall, upon request of Parent, also cause persons designated by Parent to constitute the same percentage (rounded up to the nearest whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such Board.

    The Merger Agreement also provides that, in the event that Purchaser Designees are elected to the Board, until the Effective Time, the Company will cause the Board to have at least three directors who were directors on June 28, 2000 and are neither officers or employees of the Company (the "Independent Director"), provided that if any Independent Directors cannot serve due to death or disability, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate another person or persons who served as a director on June 28, 2000 to fill such vacancies or, if no Independent Director then remains, the other directors shall designate three persons to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that the Purchaser Designees constitute a majority of the Board, prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement by the Company,
(ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) amend the Certificate of Incorporation or By-laws of the Company, or (iv) take any other action of the Board under or in connection with the Merger Agreement; provided, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, such actions may be effected by majority vote of the entire Board.

    Parent has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each such Purchaser Designee. Parent has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

    Parent has advised the Company that, except as set forth in the Offer to
Purchase: (i) none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, or any associate or majority owned subsidiary of such persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger subsidiary, any of the other persons or entities referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days; (ii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies; (iii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer; and (iv) during the past five years, neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Merger Subsidiary of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than Friday, August 11, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
NAME                                                    HELD DURING THE PAST 5 YEARS
----                                       ------------------------------------------------------
Michael G. Rothman.....................  Chief Executive Officer and Operating Board Member of
Age 44                                   Parent. Mr. Rothman co-founded Parent. Prior to founding
                                         Parent, Mr. Rothman co-founded Industrial Cleaning
                                         Specialists ("ICS") and he operated it from 1994 until
                                         1998 when it merged with The CleanUp Company to create
                                         Kenny Industrial Services, L.L.C.

Michael J. Chakos......................  Chief Financial Officer and Operating Board Member of
Age 42                                   Parent. Prior to joining Parent in connection with the J.
                                         L. Manta acquisition in November 1998, Mr. Chakos served
                                         as Chief Financial Officer of J. L. Manta.

James M. Dworkin.......................  Mr. Dworkin is a partner of Saunders, Karp & Megrue, a
Age 37                                   private merchant bank engaged in the acquisition and
                                         ownership of operating businesses. Before joining
                                         Saunders, Karp & Megrue in 1998, Mr. Dworkin was a
                                         Managing Director at BT Capital Partners, Inc., the
                                         private equity investment arm of BT Alex Brown. Mr.
                                         Dworkin has served on Parent's Operating Board since April
                                         2000.

    The business address for Michael G. Rothman and Michael J. Chakos is c/o Kenny Industrial Services, L.L.C., 414 N. Orleans, Suite 202, Chicago, Illinois 60610. The business address for James M. Dworkin is c/o Saunders, Karp & Megrue, 262 Harbor Drive, Stamford, Connecticut 06902.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The Company currently has 2,536,565 Shares outstanding. In addition 103,875 Shares are reserved for issuance upon the exercise of currently outstanding options held by employees and directors and

110,000 shares are reserved for the exercise of warrants held by Teddy Mansfield, President of the Company, and Dean Mansfield, a member of the management of one of the Company's subsidiaries, and by others.

    The Shares reported in the following two tables may be deemed to be beneficially owned under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, but the inclusion of the Shares in this table does not constitute an admission of beneficial ownership.

    The following table shows information as of July 14, 2000, with respect to each person with beneficial ownership of more than 5% of the Company's outstanding common stock.

                                                                    SHARES             PERCENTAGE
NAME AND ADDRESS                                              BENEFICIALLY OWNED     OF CLASS OWNED
----------------                                              ------------------     --------------
ROI Capital Management, Inc.................................        183,100(1)            7.22%
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Mitchell J. Soboleski.......................................        183,100(1)            7.22%
c/o ROI Capital Management, Inc.
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Mark T. Boyer...............................................        183,100(1)            7.22%
c/o ROI Capital Management, Inc.
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Teddy L. Mansfield..........................................        156,000(2)            6.15%
3251 E. Kingsfield Road
Pensacola, FL 32514

Joe C. Quick................................................        147,516(3)            5.82%
83 Almond Avenue
Hershey, PA 17022

Ralph A. Trallo.............................................        138,321(4)            5.45%
2363 Sanibel Blvd.
St. James City, FL 33956

------------------------

(1) A Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 by ROI Capital Management, Inc. ("ROI"), Mitchell J. Soboleski ("Soboleski") and Mark T. Boyer ("Boyer") states that ROI is deemed to be the beneficial owner of 183,100 Shares pursuant to separate arrangements whereby it acts as investment adviser and has certain rights with respect to dividends and proceeds from the sale of such common stock and Soboleski and Boyer are deemed to be the beneficial owners of such number of Shares pursuant to their ownership interest in ROI.

(2) 150,000 of these Shares were part of the purchase consideration paid by the Company for the acquisition of Mansfield Industrial Coatings, Inc. which occurred on April 22, 1998. Mr. Mansfield also received warrants to purchase 60,000 Shares at a price of $2 5/8 per Share as part of the acquisition consideration. None of such warrants are currently exercisable and therefore have not been included.

(3) The Shares shown include 84,490 Shares over which Mr. Quick exerts sole voting and investment power. Mr. Quick shares voting and investment power over the remaining Shares which are held by his spouse or certain relatives (excluding adult children).

(4) The Shares shown include 113,321 Shares over which Mr. Trallo exerts sole voting and investment power and 25,000 Shares subject to stock options owned by Mr. Trallo.

    The following table gives certain information as of July 14, 2000, with respect to the beneficial ownership, direct or indirect, of the Company's common stock by each of the current directors and executive officers and by all of the current directors and executive officers as a group, as reported by them.

    Shares held by a director or officer and his spouse and certain relatives (excluding adult children) are included in the table.

                                                            SHARED
                                          SOLE VOTING     VOTING AND     SHARES
                                         AND INVESTMENT   INVESTMENT   SUBJECT OF   AGGREGATE   PERCENTAGE
NAME                                         POWER          POWER       OPTIONS       TOTAL      OF CLASS
----                                     --------------   ----------   ----------   ---------   ----------
Marvin Davis...........................         -0-              -0-        -0-          -0-         -0-
Teddy Mansfield........................     156,000              -0-     60,000      216,000        8.31%
Michael J. Olson(1)....................      37,619              -0-     15,000       52,619        2.06%
Dale L. Ferguson.......................      19,000           30,000        -0-       49,000        1.93%
Thomas P. McShane......................      18,300              -0-        -0-       18,300        0.72%
W. Lawrence Petcovic...................      10,886              -0-        -0-       10,886        0.43%
All Directors and Executive Officers as
  a Group (6 Persons)..................     241,805           30,000     75,000      346,805       13.30%

------------------------

(1) Executive officer who is not a director.

                            DIRECTORS OF THE COMPANY

    The following table sets forth information concerning the incumbent directors of the Company at July 14, 2000.

Marvin Davis...........................   Age 62    1996 to present, President, CEO and Chairman of
                                                    Datamax, a manufacturer of bar code printers for
                                                    the automatic identification device market. 1987
                                                    to 1996, President of Grisanti, Galef and
                                                    Goldress Corporation, a consulting firm for
                                                    troubled businesses. Currently a member of the
                                                    board of directors of Crown Craft, Z Axis
                                                    Corporation, Veridian Partners, Reliacast, and a
                                                    member of the Board of Advisors for Angus &
                                                    Coote.

Dale L. Ferguson.......................   Age 65    Retired since 1996. 1974 through 1996, an
                                                    employee of the Company. Director of the Company
                                                    since 1974.

Teddy Mansfield........................   Age 37    1996 to present, President of Mansfield
                                                    Industrial Coatings, Inc, an industrial painting
                                                    company. 1993 to 1996, Vice President of
                                                    Mansfield Industrial Coatings.

Thomas P. McShane......................   Age 46    1987 to present, President of McShane Group,
                                                    Inc., a financial and management consulting firm
                                                    located in Timonium, MD. Director of the Company
                                                    since 1991.

W. Lawrence Petcovic...................   Age 55    July 1999 to present, Vice President of Human
                                                    Resources of Fypon Limited, a manufacturer of
                                                    molded millwork. November 1998 to July 1999, Vice
                                                    President of Human Resources at Creditrust Inc.,
                                                    a purchaser of credit card charged-off
                                                    receivables. 1996 to November 1998, Vice
                                                    President, Training of Chevy Chase Bank. 1994 to
                                                    1996, business consultant for L.P. Associates,
                                                    Columbia, MD. Director of the Company since 1981.

PLAN OF REORGANIZATION

    On September 1, 1995, Oliver B. Cannon & Son, Inc., a wholly owned subsidiary of Nuclear Support Services, Inc. (which is the predecessor corporation to the Company), filed a voluntary petition under chapter 11 of the Bankruptcy Code. On September 5, 1995, Nuclear Support Services, Inc. and its other subsidiaries also filed for protection under Chapter 11. Those subsidiaries were Sline Industrial Painters, Inc., NSS Numanco, Inc., NSS of Delaware, Inc., IceSolv, Inc. and Henze Services, Inc. All cases were filed in the United States Bankruptcy Court for the Middle District of Pennsylvania in Harrisburg. A number of first day orders were presented to the Court, including an order allowing joint administration under the style and case of the parent, Nuclear Support Services, Inc. at case number 1-95-01767.

    On January 31, 1996, Nuclear Support Services, Inc. filed its Joint Plan of Reorganization. The Amended Joint Plan of Reorganization was filed and confirmed by the Court on April 24, 1996. On June 28, 1996, the Company met all the requirements of the Amended Plan by executing the necessary banking documents for securing exit financing. The Effective Date for the Company's exit from bankruptcy was July 1, 1996. On March 24, 1998, the Court administratively closed the bankruptcy proceedings and the resolution of two contested matters were closed during fiscal year 1999.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors meets on a regularly scheduled basis and, during the fiscal year ended March 31, 2000 ("fiscal 2000"), met on four occasions. During fiscal 2000, each Director was present for all of the meetings of the Board of Directors. Outside directors of the Company were paid an annual retainer of $7,500. All non-employee directors except the Chairman of the Board, were paid $800 for each meeting attended, and the Chairman was paid $1,200 for each meeting. Employee directors receive no compensation for meetings.

    The Audit and Compensation committees were active in fiscal 2000. Each committee member was present for all the meetings of the Board Committees on which such Director served. Outside Board members appointed to serve on the Compensation and Audit Committees were paid an annual retainer of $1,500. In addition, outside Board members serving on Committees, except the Committee Chairman, were paid $750 for each Committee meeting and the Committee Chairman was paid $1,000.

    The Audit Committee was created by the Board of Directors in October 1986. The function of the Audit Committee is to recommend an accounting firm to conduct an annual audit and to review the scope and results of the annual audit. The Audit Committee also reviews the adequacy of internal controls, policies and procedures, and reports its findings to the Board of Directors. The Audit Committee met once during fiscal 2000. The current members of the Audit Committee are Marvin Davis and Thomas P. McShane.

    The Compensation Committee was created by the Board of Directors in February 1989. The function of the Compensation Committee is to administer the Company's 1998 Stock Option/Incentive Plan and 1990 Stock Option Plan and the Director's Stock Option Program. The Compensation Committee met once during fiscal 2000. The current members of the Compensation Committee are Marvin Davis, Thomas P. McShane and W. Lawrence Petcovic.

    The Board of Directors does not have a nominating committee or any other committee performing similar functions.

DIRECTORS STOCK OPTION PROGRAM

    The Directors' Stock Option Program was approved by stockholder vote at the Meeting in February 1992. The program provided a mechanism for compensating directors for their services by means other than cash payment, promoted Director stock ownership and increased the incentive for those responsible for the long-range success of the Company. Pursuant to the Program, each Director could elect to take non-qualified stock options for the Company's stock issued under the 1990 Stock Option Plan in lieu of all or a portion of the normal cash retainer and/or fee for Board or Committee meetings attended. Directors who selected options pursuant to the Program made a standing election to do so (or to rescind such election) at least six (6) months in advance of the meeting for which the election (or rescission) was to be effective. For the purpose of this election, options were valued at 17% of the market price of the stock on grant date (i.e., date set for payment of retainer or meeting fees as the case may be) and applied against the fees to be earned.

    The Company's 1990 Stock Option Program expired in December 1994, thus fees and retainers for Board and Committee participation are now being paid to directors in cash. As of December 1, 1999, all such options had expired.

PARTICIPATION OF CURRENT DIRECTORS IN RETIREMENT PROGRAMS

    Dale Ferguson received $50,000 in fiscal year 1999 pursuant to the Company's Founders Retirement Plan.

INFORMATION REGARDING CURRENT EXECUTIVE OFFICERS

    The following table identifies the Company's current executive officers, sets forth their ages, principal occupation or employment of each during the past five years, positions and offices held with the Company and the terms served as such.

NAME                                       AGE               PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                     --------   -----------------------------------------------------
Teddy Mansfield........................     37      President and Chief Executive Officer of the Company
                                                    since December 1999. President of Mansfield
                                                    Industrial Coatings, Inc., since 1996.(1)

Michael J. Olson.......................     45      Vice President, Secretary/Treasurer and Chief
                                                    Financial Officer of Cannon Sline, Inc. since 1986.
                                                    Named Acting Chief Financial Officer of Nuclear
                                                    Support Services, Inc. in January, 1995. Named Chief
                                                    Financial Officer, Vice President and
                                                    Secretary/Treasurer of the Company in April 1995. Mr.
                                                    Olson has an employment contract with the Company.

------------------------

(1) Jimmie L. Huitt, Jr., an employee of McShane Group, Inc., served as President and Chief Executive Officer of the Company from September 7, 1999 until December 20, 1999, when Mr. Mansfield was appointed by the Board.
    Mr. Huitt, 49, has been a stockholder and principal of McShane Group, Inc., a financial and management consulting firm, since 1998, and prior to that was a Director of Princeton Associates, a management consulting firm.
    Ralph Trallo was terminated as President and Chief Executive Officer by the Company's Board of Directors effective September 7, 1999. Mr. Trallo remains an employee of the Company.

COMPENSATION OF CURRENT EXECUTIVE OFFICERS

    The following table sets forth information concerning all compensation paid or accrued by the Company and its subsidiaries in respect to fiscal years 1998, 1999 and 2000 to or for each of the executive officers of the Company:

SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                 FISCAL YEAR COMPENSATION                 COMPENSATION
                                       ---------------------------------------------         AWARDS
                                                                           OTHER           SECURITIES
                                        FISCAL     SALARY     BONUS     COMPENSATION       UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR       ($)        ($)         ($)(1)        OPTION/SARS (#)
---------------------------            --------   --------   --------   ------------     ---------------
Ralph A. Trallo......................    2000     225,000        -0-         7,351               -0-
President, Chief Executive Officer       1999     185,000     48,100       134,794(2)            -0-
and Director; also President and CEO     1998     185,000    115,000        47,590(3)            -0-
of Cannon Sline

Teddy Mansfield......................    2000     120,000     50,000           -0-               -0-
President, Chief Executive
Officer and Director

Michael J. Olson.....................    2000     130,000        -0-         5,926               -0-
Vice President, Secretary/Treasurer      1999     105,000     27,300        37,819(2)            -0-
and Chief Financial Officer              1998     105,000     85,000         7,820(3)            -0-

------------------------

(1) Included in Other Compensation are automobile allowances and excess life insurance benefits provided by the Company and the value of discretionary bonuses paid in stock.

(2) At the request of the Compensation Committee, Mr. Trallo and Mr. Olson agreed to terminate the 1985 Long Term Compensation Plan between themselves and Oliver B. Cannon & Son, Inc. (the former name of the Company's Cannon Sline, Inc. subsidiary). Mr. Trallo and Mr. Olson each took stock in lieu of the cash due on termination of the plan, issued at fair market value.

(3) Mr. Trallo and Mr. Olson were awarded discretionary bonuses in 1998. Their bonuses were in the form of Company stock issued at fair market value.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
  OPTION/SAR VALUES

                                VALUE OF UNEXERCISED                                          NUMBER OF SECURITIES
                                    IN-THE-MONEY                                             UNDERLYING UNEXERCISED
                                 OPTIONS/SARS AT FY                                               OPTIONS/SARS
                                      END ($)              SHARES ACQUIRED      VALUE             AT FY END (#)
NAME                        EXERCISABLE/UNEXERCISABLE(1)   ON EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE
----                        ----------------------------   ---------------   ------------   -------------------------
Ralph A. Trallo...........             -0-/-0-                   -0-             -0-                 95,000(2)
Michael J. Olson..........             -0-/-0-                   -0-             -0-                 65,000(3)

------------------------

(1) Options include those granted under the Company's Stock Option Programs, the Directors Stock Option Program, and the Company's Stock Appreciation Plan.

(2) Mr. Trallo's options include 25,000 shares under the Company's Stock Option Programs and the Director's Stock Option Program and 70,000 shares under the Company's Stock Appreciation Plan.

(3) Mr. Olson's options include 15,000 shares under the Company's Stock Option Programs and 50,000 shares under the Company's Stock Appreciation Plan.

    During fiscal year 2000, the Company paid approximately $175,000 in fees and expenses to McShane Group, Inc., a consulting firm of which Thomas P. McShane, a director of the Company, is a principal.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee reviews and makes recommendations to the Board of Directors on matters of executive officer compensation. The current members of the committee are Marvin Davis, Thomas P. McShane and W. Lawrence Petcovic. All of the members of the Compensation Committee are non-employee "outside" directors. The committee establishes the Company's policies and performance requirements for executive officer compensation and the total compensation paid for each fiscal year. The committees report for fiscal year 2000 is set forth below.

    The Committee formulated the 2000 Executive Compensation program to support the business growth strategy and to maintain performance in company operations. The Committee limited the Executive Compensation Program to Ralph Trallo and Mike Olson. Subsidiary officer compensation was delegated to the executive group. Under the 2000 Senior Executive Program, the total compensation for executives is managed utilizing four (4) components--base pay, short term incentives, long term incentives and special equity grants.

(1) Base salaries for fiscal year 2000 were increased for Mr. Trallo and Mr. Olson. These salaries were reviewed and considered within the median position guidelines for the companies with whom we compare as outlined in the Conference Board Research Report (1204-97RR) on Top Executive Compensation. The base pay for the executives in fiscal year 2000 was increased from $185,000 to $225,000 for Mr. Trallo and from $105,000 to $130,000 for Mr. Olson. These base salaries were established in fiscal year 2000 and are applicable through fiscal year 2002.

(2) Short Term Incentive pay available to be earned for fiscal year 2000 was linked directly to earnings per share. Messrs. Trallo and Olson received no short term incentives in fiscal year 2000.

(3) Long Term Incentives were provided as a method of extending ownership throughout the company. The Cannon Sline Incentive Agreement for the executive team assumed in the acquisition of Cannon Sline was converted into Canisco common stock effective fiscal year 1999. The committee valued the conversion of long term incentives at 48,820 shares for Mr. Trallo and 12,205 shares for Mr. Olson.

(4) Special Equity Grants were provided in fiscal year 1999. These grants took the form of shares of Canisco stock at market value for cash bonuses earned in 1995 and 1996.

The committee will continue the use of the four components of a total compensation program and will incorporate the Stock

    Option/Incentive program as approved by the shareholders.

               The Compensation Committee
               Marvin Davis
               Thomas P. McShane
               W. Lawrence Petcovic

                         COMPLIANCE WITH SECTION 16(a)

    For fiscal year 2000, no late Form 4 or Form 5 filings were submitted.

                 HISTORICAL PERFORMANCE OF THE COMPANY'S STOCK

    The common stock traded on the NASDAQ Stock Market under the symbol "NSSI" until May 20, 1996 at which time as a result of the merger of Nuclear Support Services, Inc. into the Canisco Resources, Inc., the Company commenced trading on the NASDAQ SmallCap Market under the symbol "CANR." On November 30, 1998 the symbol was changed to "CANRC" to indicate that the Company had been granted a temporary waiver from its failure to meet the listing requirements for the NASDAQ SmallCap Market. On July 14, 1999 the stock was delisted from the NASDAQ SmallCap Market due to the Company's failure to meet the continued listing requirements by the end of fiscal year 1999 and began trading on the OTC Bulletin Board under the symbol "CANR." The following table contains details concerning the Company's stock price over the two most recent fiscal years.

                                                             2000                      1999
                                                   -------------------------   --------------------
QUARTER ENDED                                        HIGH           LOW          HIGH        LOW
-------------                                      ---------   -------------   --------   ---------
June 30..........................................  3 1/2          3 1/2        3 3/4       2 1/2
September 30.....................................  3 1/2          1            3 1/4       1 3/4
December 31......................................  1 7/16          11/16      3 1/2       1 1/2
March 31.........................................  1               65/128     2 1/4       1 1/2

                                                                    2001
                                                             -------------------
                                                               HIGH       LOW
                                                             --------   --------
June 30....................................................  122/128    50/128

    On July 13, 2000, the last reported closing sales price of the Shares in the over the counter market was $0.80 per Share.

                               PERFORMANCE GRAPH

    The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its common stock with the cumulative total return of the NASDAQ MARKET INDEX, a broad market index, and the cumulative total return of the Standard Industrial Classification Index, Code 1799--Specialty Contractors. Cumulative return for the Company and both indices were calculated assuming dividend reinvestment. For fiscal year 2000, the Standard Industrial Classification Index, Code 1799--Specialty Contractors was comprised of the following nine (9) publicly traded companies: The Canisco Resources, Inc.; Cerbco Inc. CL A; Chicago Bridge & Iron NV; Heist C.H. Corporation; IDM Environmental Corp.; Insituform East, Inc.; Leak-X Environmental CP; National Environ Service Co.; and U.S. Bridge Construction.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                  OF COMPANY, INDUSTRY INDEX AND BROAD MARKET

                                                                             YEAR ENDING MARCH 31,
                                                        ---------------------------------------------------------------
                                                          1995       1996       1997       1998       1999       2000
                                                        --------   --------   --------   --------   --------   --------
Canisco Resources, Inc................................    100       133.33     140.00     136.67     120.00      26.67
SIC Code Index........................................    100       118.20      65.29      71.83      42.77      62.60
NASDAQ Market Index...................................    100       134.51     150.48     297.18     297.18     547.25

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                 YEAR ENDED MARCH 31
                           1995                 1996    1997    1998    1999    2000
CANISCO RESOURCES, INC.  100.00               133.33  140.00  136.67  120.00   26.67
SIC CODE INDEX           100.00               118.20   65.29   71.83   42.77   62.60
NASDAQ MARKET INDEX      100.00               134.51  150.48  297.18  297.18  547.25